Exhibit 99.2
Bank of Montreal Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-340-5021 514-982-7800 Facsimile 1-866-249-7775 416-263-9524 www.computershare.com Form of Proxy — Annual Meeting of Shareholders of Bank of Montreal to be held on March 3, 2009 Notes to proxy 1. Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder of Bank of Mo ntreal, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. The form of proxy should be signed in the exact manner as the name appears above. If a corporation is the shareholder, the form of proxy should be signed by its duly authorized officer(s). 3. If the form of proxy is not dated, it will be deemed to bear the date on w hich it is mailed by Bank of Montreal. 4. The shares represented by this proxy will be voted as directed by the shareholder. In the absence of such directions, shares represented by proxies received by management will be voted FOR the matters listed in items 1 through 4 and AGAINST shareholder proposals no. 1 through 9. 5. This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Proxy Circular. If you vote by Fax, DO N OT mail back this proxy. Proxies submitted must be received by 5:00 P.M., Eastern Standard Time, on March 2, 2009. THANK YOU

Form of Proxy — Bank of Montreal This Proxy is solicited by and on behalf of the Management of Bank of Montreal (the “Bank”). The undersigned Shareholder of the Bank hereby appoints David A. Galloway, Chairman of the Board, or failing him, William A. Downe, President and Chief Executive Officer, or instead of either of them the undersigned wishes to appoint (insert name in box to the right) the attorney and proxy of the undersigned for and in the name and on behalf of the undersigned to attend, vote and act in respect of all matters that may come before the Annual Meeting of Shareholders to be held on the 3rd day of March 2009 and at any and all adjournments thereof. Subject to the voting restrictions under the Bank Act, a shareholder desiring to appoint some other person, who need not be a shareholder, to represent him/her at the meeting may do so by inserting such other person’s name in the boxed area to the right. The shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions given herein. This proxy confers authority to vote in the proxyholder’s discretion unless otherwise specified and to vote in the proxyholder’s discretion with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to other matters that may properly come before the meeting. Unless otherwise spec ified, your shares will be voted by the management of the Bank FOR the matters in items 1 through 4 and AGAINST shareholder proposals no. 1 through 9. Directors and management recommend Shareholders vote FOR the following matters: Quarterly Financial Statements Request If you wish to receive the Bank’s interim financial statements along with the related Management’s Discussion and Analysis by mail, please check the box to the right. You will be required to complete this request on an annual basis. Checking the box to the right does not affect your receipt of the annual report and proxy materials. Robert M. Astley For Withhold [ ] [ ] Bruce H. Mitchell . Amendment to the Bank’s Stock Option Plan . Amendment and Restatement of Special By-Law “A” — Remuneration of Directors Shareholder Proposal No. 1 Shareholder Proposal No. 7 The text of the shareh older proposals is contained in Schedule 2 of the Proxy Circular. Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.